Exhibit 99.1
NIO Inc. Supplemental and Updated Disclosures
On May 13, 2022, NIO Inc., or the Company, issued an introductory document, or the Introductory Document, in connection with a proposed secondary listing by way of introduction, or the Listing, of its Class A ordinary shares, or the Shares, on the Main Board of the Singapore Exchange Securities Trading Limited, or the SGX-ST, under the stock code ‘‘NIO’’.
The Introductory Document contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the rules of the SGX-ST as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2021, or the 2021 Form 20-F. This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F and other disclosures in documents or reports filed with or furnished to the United States Securities and Exchange Commission.
As the Company has applied for a secondary listing on the SGX-ST, the New York Stock Exchange will continue to be the Company’s primary listing venue. The Company does not expect the Listing to result in significant additional compliance or disclosure obligations.
The Company expects its Shares to commence trading on the Main Board of the SGX-ST on May 20, 2022. However, there is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operations. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to navigate the evolving and complex regulatory environment, including the various laws, regulations and regulatory requirements regarding cybersecurity, privacy, data protection and information security; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with the 2021 Form 20-F and other documents or reports filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

CAPITALIZATION AND INDEBTEDNESS

The following section sets forth the capitalization and indebtedness information of our Company as of February 28, 2022.
The table below sets out the cash and cash equivalents as well as the capitalisation and indebtedness of our Group as at February 28, 2022.
As at February 28, 2022
(RMB in millions)
Cash and cash equivalents	11,829.1
Current indebtedness
Guaranteed
Secured	479.8
Unsecured	547.6
Non-guaranteed
Secured	1,550.0
Unsecured	4,002.8
Non-current indebtedness
Guaranteed
Secured	35.6
Unsecured	257.0
Non-guaranteed
Secured	—
Unsecured	10,389.7
Total indebtedness	17,262.5
Total mezzanine equity	3,321.5
Total shareholders’ equity	33,935.1
Total capitalization and indebtedness	54,519.1
Contingent Liabilities
As at April 30, 2022, or the Latest Practicable Date, we did not have any significant contingent liabilities.

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2020 and 2021, and as of December 31, 2019, 2020 and 2021, as well as certain new disclosures made in connection with the Listing. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2021 Form 20-F.

RESULTS OF OPERATIONS
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
Accretion on redeemable non-controlling interests to redemption value
Our accretion on redeemable non-controlling interests to redemption value increased from RMB311.7 million for the year ended December 31, 2020 to RMB6.6 billion(US$1.0 billion) for the year ended December 31, 2021, primarily attributable to our redemption of redeemable non-controlling interests in NIO China from certain Hefei Strategic Investors occurred in February and September 2021 with consideration higher than the carrying value of redeemable non-controlling interest.
CERTAIN BALANCE SHEET ITEMS
Receivables (trade in nature, including current and non-current portion)
Our receivable primarily includes current and non-current amounts of vehicle sales in relation of government subsidy to be collected from government on behalf of customers, battery installment, auto financing receivables and receivables due from vehicle users and related parties, which are trade in nature.
	December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Receivables – gross	2,095,724	2,531,107	8,892,832	1,395,479
Bad debt provision/Current expected credit	(85,824)	(55,692)	(75,462)	(11,841)
Receivables – net	2,009,900	2,475,415	8,817,370	1,383,638
The following table sets forth an aging analysis of our receivables as of the dates indicated:
	December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Up to 180 days	1,047,110	1,402,406	7,018,671	1,101,382
181 to 365 days	532,919	259,822	593,697	93,164
1 to 2 years	515,695	597,726	656,296	102,987
Over 2 years	—	271,153	624,168	97,946
Total	2,095,724	2,531,107	8,892,832	1,395,479

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth the average turnover days of our receivables for the periods indicated:
	Year Ended December 31,
	2019	2020	2021
Average turnover days of receivables(1)	79.9	51.9	57.7

Note:
(1)
Turnover days of receivables is derived by dividing the arithmetic mean of the opening and closing balances of receivables for the relevant period by revenue and multiplying by 365 days or the numbers of days for the given period.

Our average receivables turnover days decreased in 2020 primarily due to the quick settlement of receivables and increased revenue with cash collection received in advance. Our average receivables turnover days increased in the year ended December 31, 2021 primarily due to the increase of auto financing receivables under auto financing arrangement.
Approximately RMB1,116.2 million, or 12.6%, of our receivables as of December 31, 2021 had been subsequently settled as of March 31, 2022. There are no significant recoverability issues for the Group’s trade receivables aged over 180 days as the majority of receivables include amounts of vehicle sales in relation to government subsidy to be collected from government on behalf of customers. However, we have provided current expected credit loss of RMB85.8 million, RMB30.9 million and RMB11.8 million against the carrying value of receivables aged over 180 days as at December 31, 2019, 2020 and 2021, respectively, by taking consideration of historical loss and forward looking factors under the current expected credit loss model.
Trade Credit Policy
We generally receive payment in advance before we deliver vehicles or provide services to users. Sometimes we provide auto financing programs to users. In addition, we previously also provided battery instalment program to users.
Our suppliers generally extend to us credit terms of up to 90 days. The availability of credit and the credit terms extended to us differ from supplier to supplier depending on, among others, the size of our order and the length of our relationship with the particular supplier.
Inventory
Our inventories include raw materials we purchase from suppliers, our finished goods, merchandise and work in progress. See Note 2(k) to the financial statements in the 2021 Form 20-F for further details of our accounting policies on inventory.
Our inventory consists of the following:
	December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Raw materials	510,990	579,842	1,008,348	158,233
Work in process	1,862	2,995	3,915	614
Finish goods	291,116	381,387	826,011	129,619
Merchandise	95,987	121,978	220,931	34,669
Less: write downs	(10,427)	(4,649)	(2,853)	(448)
Total	889,528	1,081,553	2,056,352	322,687

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth an aging analysis of our inventories as of the dates indicated:
	December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Up to 90 days	749,848	998,513	1,866,497	292,895
91 to 180 days	51,707	23,417	76,300	11,973
181 to 365 days	77,645	38,369	77,782	12,206
1 to 2 years	19,282	20,481	15,487	2,430
Over 2 years	1,473	5,422	23,139	3,631
Total	899,955	1,086,202	2,059,205	323,135
The following table sets forth the average turnover days of our inventories for the periods indicated:
	Year Ended December 31,
	2019	2020	2021
Average turnover days of inventories(1)	47.8	25.2	19.6

Note:
(1)
Calculated using the average of the beginning and ending inventory balances of the period, divided by cost of revenue for the period and multiplied by 365 days for a year in respect of the periods indicated.

Our average turnover days decreased in the year ended December 31, 2020 and 2021 primarily due to the acceleration of inventory turnover.
Approximately RMB1,757.8 million, or 85.4%, of our inventories as of December 31, 2021 had been subsequently used or sold as of March 31, 2022.
Short-term investments
Our short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds and financial products issued by banks. As of December 31, 2019, 2020 and 2021, our short-term investments amounted to RMB111.0 million, RMB3,950.7 million and RMB37,057.6 million, respectively. The increase of short-term investments as of December 31, 2021 compared with December 31, 2020 was primarily due to our increased investments in financial products issued by banks for cash management. See Note 2(h) to the financial statements in the 2021 Form 20-F for further details of our accounting policies on short-term investments. For the years ended December 31, 2019, 2020 and 2021, income from these short-term investments amounted to RMB73.8 million, RMB31.8 million and RMB523.0 million (US$82.1 million), respectively.
Long-term investments
Our long-term investments consist primarily of our investments in debt and equity securities. As of December 31, 2019, 2020 and 2021, our long-term investments amounted to RMB115.3 million, RMB300.1 million and RMB3,059.4 million (US$480.1 million), respectively.
The increase of long-term investments as at December 31, 2020 compared with December 31, 2019 was mainly due to the increase of equity method investment in the Battery Asset Company.
The increase of long-term investments as at December 31, 2021 compared with December 31, 2020 was mainly due to (i) the increase of equity method investments, among which RMB270 million was made in the

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Battery Asset Company; (ii) the increase of investments in time deposits in commercial banks of RMB1,300 million, which were classified as held-to-maturity debt securities; and (iii) the increase of investment in available-for-sale debt securities, amounted to RMB650 million, which was made in a private company in the industry chain.
Trade and notes payable
Our trade and notes payable consist primarily of payables of purchase of goods and services in our operations. As of December 31, 2019, 2020 and 2021, our trade and notes payable amounted to RMB3,111.7 million, RMB6,368.3 million and RMB12,639.0 million (US$1,983.3 million), respectively. The increase of trade and notes payable was mainly due to increased purchase of goods and services in line with our increased business growth.
Accruals and other liabilities
Our accruals and other liabilities consist primarily of payables for purchase of property and equipment, advance from customers, payable for R&D expenses, and payables for marketing events, etc. As of December 31, 2019, 2020 and 2021, our accruals and other liabilities amounted to RMB4,216.6 million, RMB4,604.0 million and RMB7,201.6 million (US$1,130.1 million), respectively. The increase of accruals and other liabilities as at December 31, 2020 compared with December 31, 2019 was mainly due to increased payable to employees for options exercised and advance from customers, slightly offset by decrease of payables for purchase of property and equipment. The increase of accruals and other liabilities as at December 31, 2021 compared with December 31, 2020 was mainly due to payables for purchase of property and equipment, payable for R&D expenses and salaries and benefits payable, slightly offset by decrease of payables to employees for options exercised.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flows and Working Capital
As of February 28, 2022, we had a total cash and cash equivalents, restricted cash and short-term investments of RMB52,647.4 million; we had a total of RMB52,698.8 million in cash and cash equivalents, restricted cash (including non-current restricted cash) and short-term investments. As of February 28, 2022, our principal sources of liquidity have been proceeds from issuances of equity securities, our notes offering, cash flow from business operations and our bank facilities. As at February 28, 2022, our material sources of unused liquidity available include RMB11,829.1 million in cash and cash equivalents, RMB37,780.4 million in short-term investments and RMB30,757.9 million in undrawn credit facilities, which are available to fund our working capital and capital expenditures. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.
As of February 28, 2022, we had RMB10,682.3 million in total long-term borrowings outstanding, consisting primarily of the 2024 Notes, 2026 Notes and 2027 Notes, portions of the asset-backed securities, and our long-term bank debt. As of February 28, 2022, our total borrowings, including current borrowings and non-current borrowings, were RMB17,262.5 million, primarily consisting of convertible notes of RMB10,563.3 million, bank loans of RMB5,635.5 million, asset-backed securities of RMB604.6 million and loan from joint investor of RMB459.1 million.
As of December 31, 2021, approximately US$165.3 million principal amount of the 2024 Notes were outstanding. Based on the outstanding principal amount of our convertible notes and the highest conversion

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

rate under each of the relevant indentures, as of the Latest Practicable Date, the maximum number of ADSs that would be issued in connection with the outstanding convertible notes was approximately 51.7 million.
As of February 28, 2022, we had net current assets as below:
February 28, 2022
RMB
(in thousands)
Current assets:
Cash and cash equivalents	11,829,129
Restricted cash	3,037,892
Short-term investment	37,780,350
Trade and notes receivable	3,209,553
Amounts due from related parties	2,369,069
Inventory	2,507,885
Prepayments and other current assets	2,402,468
Expected credit loss provision – current	(51,973)
Total current assets	63,084,373
Current liabilities:
Short-term borrowings	5,560,000
Trade and notes payable	7,063,031
Amounts due to related parties	401,669
Taxes payable	325,337
Current portion of operating lease liabilities	684,692
Current portion of long-term borrowings	1,020,249
Accruals and other liabilities	14,784,353
Total current liabilities	29,839,331
Net current assets	33,245,042
Our net current assets were RMB33,245.0 million as of February 28, 2022, as compared to our net current assets of RMB34,443.2 million as of December 31, 2021, primarily due to decrease in cash and cash equivalents, restricted cash and short-term investment of RMB2,738.3 million, as a whole, mainly as a result of our cash used in operating and investing activities.
Operating Activities
Net cash provided by operating activities was RMB1,966.4 million (US$308.6 million) in 2021, primarily attributable to a net loss of RMB4,016.9 million (US$630.3 million), adjusted for (i) non-cash items of RMB3,290.6 million (US$516.4 million), which primarily consisted of depreciation and amortization of RMB1,708.0 million (US$268.0 million), share-based compensation expenses of RMB1,010.1 million (US$158.5 million), amortization of right-of-use assets of RMB643.9 million (US$101.0 million) and expected credit loss expense of RMB54.3 million (US$8.5 million), (ii) a net decrease in operating assets and liabilities by RMB2,692.7 million (US$422.6 million), which was primarily attributable to an increase in trade and notes payable of RMB6,260.3 million (US$982.4 million), an increase in accrual and other current liabilities of RMB2,485.1 million (US$390.0 million), an increase in other non-current liabilities of RMB1,778.4 million (US$279.1 million), an increase in taxes payable of RMB447.0 million (US$70.1 million) and an increase in amount due to related parties of RMB342.6 million (US$53.8 million) mainly for purchase of battery swapping equipment from Kunshan Siwopu Intelligent Equipment Co., Ltd., which was partially offset by, among others, an increase in trade and notes receivable of RMB1,717.7 million (US$269.6 million), an increase in amount due from related parties of RMB1,444.1 million (US$226.6 million) mainly for sales of

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

battery to the Battery Asset Company, an increase in inventory of RMB990.6 million (US$155.4 million) and an increase of other non-current assets of RMB3,705.8 million (US$581.5 million).
Investing Activities
Net cash used in investing activities was RMB39,764.7 million (US$6,239.9 million) in 2021, primarily attributable to (i) purchases of short-term investments of RMB134,316.2 million (US$21,077.1 million), (ii) purchase of property, plant and equipment and intangible assets of RMB4,078.8 million (US$640.0 million), (iii) purchase of time deposits in commercial banks, which were classified as held to maturity debt investments RMB1,300.0 million (US$204.0 million), (iv) acquisitions of equity investees and equity security investments of RMB592.6 million (US$93.0 million), and (v) investment of the available-for-sale debt security issued by a private company of RMB650.0 million (US$102.0 million), partially offset by (i) proceeds from sale of short-term investments of RMB101,121.7 million (US$15,868.2 million), and (ii) loan repayment from related parties of RMB50.0 million (US$7.8 million).
Capital Expenditures
Ongoing material capital expenditure
We made capital expenditures of RMB1,185.3 million from January 1, 2022 up to February 28, 2022 of which RMB1,000.5 million were used for property, plant and equipment and intangible assets and RMB184.8 million were used for equity investments. Such material expenditures were mainly used in China.
Capital Divestments
For the year ended December 31, 2019, 2020 and 2021 and for the period from January 1, 2022 to the Latest Practicable Date, we did not have any material divestments of capital investment.
Contractual Obligations
As of March 31, 2022, we had material capital commitments of RMB4,069.8 million and RMB824.3 million for property and equipment and leasehold improvements, respectively. We intend to fund such capital expenditures using the proceeds of securities we have issued and/or cash flows from our business activities. To the extent the proceeds of securities we have issued and/or cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing.
NO MATERIAL ADVERSE CHANGE
After due and careful consideration, our directors confirm that, up to the date of and save as disclosed herein and in the 2021 Form 20-F, there has not been any material adverse change in our financial or trading position or prospects since December 31, 2021, and there is no event since December 31, 2021 which would materially affect the information shown herein and in the financial statements in the 2021 Form 20-F.

SHARE OWNERSHIP

The following section sets forth information with respect to the beneficial ownership of our ordinary shares as of the Latest Practicable Date (April 30, 2022). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2021 Form 20-F.

Except as otherwise noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as at the Latest Practicable Date (other than information relating to the principal shareholders which is based on the latest public filings made by principal shareholders) by:
•
each of our directors and executive officers; and

•
each person known to us who owns beneficially more than 5% of our total outstanding shares (including Class A ordinary shares and Class C ordinary shares).

The calculations in the table below are based on 1,670,533,635 ordinary shares issued and outstanding, comprising 1,522,033,635 Class A ordinary shares (excluding 21,766,275 Class A ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our Stock Incentive Plans) and 148,500,000 Class C ordinary share as at the Latest Practicable Date (other than information relating to the principal shareholders which is based on the latest public filings made by principal shareholders).
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after the Latest Practicable Date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
	Class A ordinary shares beneficially owned	Class C ordinary shares beneficially owned	Total ordinary shares beneficially owned	% of Beneficial Ownership†	Total voting rights of Class C ordinary shares	% of Aggregate Voting Power†
Directors and Executive Officers**:
Bin Li(1)	28,967,776	148,500,000	177,467,776	10.5	100%	44.5
Lihong Qin	*	—	*	*	—	*
James Gordon Mitchell(2)	—	—	—	—	—	—
Hai Wu(3)	*	—	*	*	—	*
Denny Ting Bun Lee(4)	*	—	*	*	—	*
Yu Long(5)	—	—	—	—	—	—
Xin Zhou	*	—	*	*	—	*
Feng Shen	*	—	*	*	—	*
Wei Feng	*	—	*	*	—	*
Ganesh V. Iyer(6)	*	—	*	*	—	*
All Directors and Executive Officers as a Group	47,163,627	148,500,000	195,663,627	11.6	100%	44.9
Principal Shareholders:
Founder Vehicles(7)	16,967,776	148,500,000	165,467,776	9.9	100%	44.5
Tencent Entities(8)	164,249,629	—	164.249,629	9.8	—	5.6
Baillie Gifford & Co(9)	88,750,621	—	88,750,621	5.3	—	3.3

*
Less than 1% of our total outstanding shares.

**
Except where otherwise disclosed in the footnotes below, the business address of all the directors and executive officers is Building 16, 20 and 22, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804, People’s Republic of China.

SHARE OWNERSHIP

†
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class C ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share and each holder of our Class C ordinary shares is entitled to eight votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

(1)
Based on the statement on Schedule 13G/A available up to the Latest Practicable Date and filed on January 27, 2022 jointly by Mr. Bin Li, Originalwish Limited, mobike Global Ltd., NIO Users Limited and NIO Users Trust, as of December 31, 2021, (i) Mr. Bin Li beneficially owned 12,000,000 Class A ordinary shares issuable to Mr. Bin Li upon exercise of options within 60 days of December 31, 2021, (ii) Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, held 89,013,451 Class C ordinary shares, (iii) mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, held 26,454,325 Class C ordinary shares, and (iv) NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li, held 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares.

(2)
The business address of Mr. Mitchell is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

(3)
The business address of Mr. Wu is No. 53, Gaoyou Road, Xuhui District, Shanghai, People’s Republic of China.

(4)
The business address of Mr. Lee is No. 4 Dianthus Road, Yau Yat Chuen, Kowloon, Hong Kong.

(5)
The business address of Ms. Long is Unit 1610, 16th Floor, West Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(6)
The business address of Mr. Iyer is 3200 North First Street, San Jose, CA 95134.

(7)
Based on the statement on Schedule 13G/A available up to the Latest Practicable Date and filed on January 27, 2022 jointly by Mr. Bin Li, Originalwish Limited, mobike Global Ltd., NIO Users Limited and NIO Users Trust, as of December 31, 2021, (i) Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, held 89,013,451 Class C ordinary shares, (ii) mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, held 26,454,325 Class C ordinary shares, and (iii) NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li, held 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares. The registered address of Originalwish Limited and mobike Global Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of NIO Users Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(8)
Based on the statement on Schedule 13D/A available up to the Latest Practicable Date and filed on March 4, 2021 jointly by (i) Tencent Holdings Limited, (ii) Image Frame Investment (HK) Limited, (iii) Mount Putuo Investment Limited, and (iv) Huang River Investment Limited, pursuant to which Mount Putuo Investment Limited holds 40,905,125 Class B ordinary shares, Image Frame Investment (HK) Limited holds 87,388,807 Class B ordinary shares, a wholly-owned subsidiary of Tencent Holdings Limited holds 146,578 Class A ordinary shares, and Huang River Investment Limited beneficially owns 35,809,119 Class A ordinary shares. Mount Putuo Investment Limited, Image Frame Investment (HK) Limited, Huang River Investment Limited and Tencent Holdings Limited are collectively referred to in this exhibit as the Tencent Entities. Mount Putuo Investment Limited and Huang River Investment Limited are companies incorporated in the British Virgin Islands, and Image Frame Investment (HK) Limited is a company incorporated in Hong Kong. Each of Image Frame Investment (HK) Limited, Mount Putuo Investment Limited and Huang River Investment Limited is beneficially owned and controlled by Tencent Holdings Limited, a Cayman Islands company. The registered office of Huang River Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Image Frame Investment (HK) Limited is 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Mount

SHARE OWNERSHIP

Putuo Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal business address of Tencent Holdings Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. All of the Class B ordinary shares held by Tencent entities have been converted to Class A ordinary shares upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange pursuant to the conversion notice delivered by the affiliates of Tencent Holdings Limited, namely, Image Frame Invest (HK) Limited and Mount Putuo Investment Limited.
(9)
Based on the statement on Form 13F available up to the Latest Practicable Date and filed on May 5, 2022 by Baillie Gifford & Co., Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries beneficially own 88,750,621 ADSs representing 88,750,621 Class A ordinary shares. The registered address of Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

To our knowledge, as of the Latest Practicable Date, 354,643,187 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.